Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 10

DATED MARCH 7, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 10 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 10 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 9 dated February 28, 2005, Supplement No. 8 dated February 18, 2005, Supplement No. 7 dated February 16, 2005, Supplement No. 6 dated February 8, 2005, Supplement No. 5 dated February 1, 2005, Supplement No. 4 dated January 25, 2005, Supplement No. 3 dated January 11, 2005, Supplement No 2 dated January 4, 2005, Supplement No. 1 dated December 29, 2004, and prospectus dated December 21, 2004, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Southgate Plaza, Heath, Ohio

On March 4, 2005, we purchased an existing shopping center known as Southgate Plaza, containing 86,010 gross leasable square feet. The center is located at 681 Hebron Road in Heath, Ohio.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $12,253,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $142 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Office Depot and Michaels, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Best Buy	30,444	35	10.25	06/00	01/16

Office Depot	30,122	35	9.75	11/98	11/13

Michaels	17,026	20	8.50	09/00	02/11

For federal income tax purposes, the depreciable basis in this property will be approximately $9,190,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Southgate Plaza was built in stages from 1998 to 2000 with an outlot building constructed in 2002. As of March 1, 2005, this property was 100% occupied, with a total 86,010 square feet leased to seven tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Caribou Coffee	1,650	03/08	34,320	20.80
Mattress Mart	4,288	08/10	47,168	11.00
Michaels	17,026	02/11	144,721	8.50
Quizno's	1,400	01/12	30,800	22.00
Great Clips	1,080	03/13	21,600	20.00
Office Depot	30,122	11/13	293,690	9.75
Best Buy	30,444	01/16	312,051	10.25

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

CarMax, San Antonio, Texas

On March 4, 2005, we purchased an existing freestanding retail center known as CarMax, containing 60,772 of gross leasable square feet. The center is located at 3611 Fountain Head Drive in San Antonio, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $14,600,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $240 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, CarMax, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

CarMax	60,772	100	17.50	11/98	10/20

For federal income tax purposes, the depreciable basis in this property will be approximately $10,950,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

CVS Drug Store, Jacksonville, FL

On March 1, 2005, we purchased a newly constructed freestanding retail center known as CVS Drug Store, containing 13,824 of gross leasable square feet. The center is located at Racetrack Road and Flora Branch Boulevard in Jacksonville, FL.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $5,895,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $422 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, CVS Drug Store, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

CVS Drug Store	13,824	100	29.76	08/04	08/24

For federal income tax purposes, the depreciable basis in this property will be approximately $4,421,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offerings as of March 4, 2005:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)
From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,982,384	2,499,739,357	262,023,722	2,237,716,635

Our second offering dated December 21, 2004	9,349,213	93,492,135	8,129,418	85,362,717

Shares sold pursuant to our distribution reinvestment program	5,090,129	48,356,224	-	48,356,224

Shares repurchased pursuant to our share repurchase program	(152,203)	(1,407,877)	-	(1,407,877)

	264,289,523	2,640,379,839	270,153,140	2,370,226,699

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.